UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13E-3
(AMENDMENT NO. 2)

RULE 13e-3
TRANSACTION STATEMENT
UNDER
SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

FOOTSTAR, INC.
(Name of the Issuer)
_______________

FOOTSTAR, INC.
FOOTSTAR ACQUISITION, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

344912209
(CUSIP Number of Class of Securities)
_______________

Footstar, Inc. Jonathan M. Couchman, President 933 MacArthur Blvd. Mahwah, New Jersey 07430 (201) 934-2000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
_______________

copies to:

Adam W. Finerman, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300
_______________

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”)

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

_______________

Calculation of Filing Fee
Transaction valuation *	Amount of filing fee
$142,500	$16.54

* Estimated solely for purposes of determining filing fee. The filing fee of $16.54 was calculated pursuant to Exchange Act Rule 0-11 by multiplying 0.0001161 by an amount equal to the product of 150,000 shares of Common Stock, which constitutes the total number of outstanding shares of Common Stock estimated to be exchanged for the right to receive $0.95 per share in cash, without interest, in the proposed merger and $0.95 per share.

☒
Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.54	Filing Party: Footstar, Inc.
Form or Registration No.: Schedule 14A	Date Filed: February 14, 2011

INTRODUCTION

This Rule 13e-3 Transaction Statement on Amendment No. 2 to Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Footstar, Inc., a Delaware corporation (“we,” “us,” or “Footstar”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein and Footstar Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Footstar (“Acquisition”), in connection with the Agreement and Plan of Merger (the the “Partial Cash-Out Merger Agreement”), dated as of February 14, 2011, by and among Footstar and Acquisition pursuant to which Acquisition will merge with and into Footstar, with Footstar being the surviving corporation (the “Partial Cash-Out Merger”).

If the Partial Cash-Out Merger is consummated, among other things, each issued and outstanding share of Footstar common stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, held by stockholders owning fewer than 500 shares of Footstar common stock in any discrete account will, at the effective time of the Partial Cash-Out Merger, be converted into the right to receive $0.95 in cash, without interest.

Concurrently with the filing of this Schedule 13E-3, Footstar is filing a preliminary proxy statement on Schedule 14A (the “proxy statement”) under Regulation 14A of the Exchange Act, pursuant to which the stockholders of Footstar will be given notice of a special meeting at which they will be asked to consider and vote upon a proposal to adopt the Partial Cash-Out Merger Agreement and approve the Partial Cash-Out Merger and a proposal to revoke the Amended Plan of Complete Dissolution and Liquidation of Footstar, Inc. (the “Plan of Dissolution”).

The cross reference sheet below is being supplied pursuant to General Instruction E to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3.  The information set forth in the proxy statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules and appendices thereto.  The proxy statement is in preliminary form and is subject to completion or amendment.

Item 1.  Summary Term Sheet.

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS” in the proxy statement is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) Name and Address.  The information contained in the sections entitled “SUMMARY TERM SHEET” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

(b) Securities.  The information contained in the section entitled “NUMBER OF STOCKHOLDERS” in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price.  The information contained in the section entitled “MARKET AND MARKET PRICE” in the proxy statement is incorporated herein by reference.

(d) Dividends.  The information contained in the section entitled “DIVIDENDS” in the proxy statement is incorporated herein by reference.

(e) Prior Public Offerings.  The information contained in the section entitled “PAST CONTRACTS AND TRANSACTIONS” in the proxy statement is incorporated herein by reference.

(f) Prior Stock Purchases.  The information contained in the section entitled “PAST CONTRACTS AND TRANSACTIONS” in the proxy statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) Name and Address.  The information contained in the sections entitled “SUMMARY TERM SHEET” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.  Footstar, the subject company, is also the filing person.

(b) Business and Background of Entities.  The information contained in the section entitled “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

(c) Business and Background of Natural Persons.  The information contained in the sections entitled “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – The Parties” and “DESCRIPTION AND INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON” in the proxy statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) Material Terms.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(c) Different Terms.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(d) Appraisal Rights.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders.  The information contained in the section entitled “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Interests of Certain Directors and Officers of Footstar,” and “PAST CONTRACTS AND TRANSACTIONS” in the proxy statement is incorporated herein by reference.

(b) Significant Corporate Events.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Partial Cash-Out Merger,” “– Merger with CPEX,” “ – Position of Footstar as to Reasons, Alternatives and Effects of the Partial Cash-Out Merger,” “ – Interests of Certain Directors and Officers of Footstar,” and “DIVIDENDS” in the proxy statement is incorporated herein by reference.

(c) Negotiations or Contacts.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Partial Cash-Out Merger,” “– Merger with CPEX,” and “DIVIDENDS” in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Interests of Certain Directors and Officers of Footstar,” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – The Partial Cash-Out Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – The Partial Cash-Out Merger Agreement” in the proxy statement is incorporated herein by reference.

(c) Plans.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT,” “PROPOSAL TO REVOKE THE PLAN OF DISSOLUTION” and “DIVIDENDS” in the proxy statement is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS” in the proxy statement is incorporated herein by reference.

(b) Alternatives.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(c) Reasons.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(d) Effects.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS” and “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT – Material U.S. Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a) Fairness.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(c) Approval of Security Holders.  The information contained in the sections entitled “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “PROPOSAL TO APPROVE THE PARTIAL CASH-OUT MERGER AGREEMENT” and “PROPOSAL TO REVOKE THE PLAN OF DISSOLUTION” in the proxy statement is incorporated herein by reference.

(d) Unaffiliated Representative.  The information contained in the section entitled “SPECIAL FACTORS – Recommendation of the Board of Directors; Fairness of the Partial Cash-Out Merger,” in the proxy statement is incorporated herein by reference.

(e) Approval of Directors.  The information contained in the section entitled “SPECIAL FACTORS – Recommendation of the Board of Directors; Fairness of the Partial Cash-Out Merger,” in the proxy statement is incorporated herein by reference.

(f) Other Offers.  The information contained in the section entitled “SPECIAL FACTORS – Recommendation of the Board of Directors; Fairness of the Partial Cash-Out Merger,” in the proxy statement is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion, or Appraisal.  The information contained in the section entitled “SUMMARY TERM SHEET – Recommendation of the Board of Directors; Fairness of the Partial Cash-Out Merger” in the proxy statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.  The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS –Financing” in the proxy statement is incorporated herein by reference.

(b) Conditions.  Not Applicable.

(c) Expenses.  The information contained in the sections entitled “THE SPECIAL MEETING – Expenses of Proxy Solicitation” and “SPECIAL FACTORS – Estimated Fees and Expenses of the Partial Cash-Out Merger” in the proxy statement is incorporated herein by reference.

(d) Borrowed Funds.  Not Applicable.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b) Securities Transactions.  The information contained in the section entitled “PAST CONTRACTS AND TRANSACTIONS” in the proxy statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “THE SPECIAL MEETING – Record Date and Voting Information” and “SPECIAL FACTORS – Interests of Certain Directors and Officers of Footstar” in the proxy statement is incorporated herein by reference.

(e) Recommendations to Others.  The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” and “SPECIAL FACTORS – Recommendation of the Board of Directors; Fairness of the Partial Cash-Out Merger,” in the proxy statement is incorporated herein by reference.

Item 13.  Financial Statements.

(a) Financial Information.  The information contained in the sections entitled “SUMMARY FINANCIAL INFORMATION” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

(b) Pro Forma Information.  The information contained in the sections entitled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information contained in the section “THE SPECIAL MEETING – Expenses of the Proxy Solicitation” in the proxy statement is incorporated herein by reference.

(b) Employees and Corporate Assets.  The information contained in the section “THE SPECIAL MEETING – Expenses of the Proxy Solicitation” in the proxy statement is incorporated herein by reference.

Item 15.  Additional Information.

(b) Other Material Information.  The information contained in the proxy statement and the appendices thereto is incorporated herein by reference.

Item 16.  Exhibits.

(a)	Preliminary proxy statement on Schedule 14A filed on May 5, 2011, including all appendices and the proxy cards attached thereto (incorporated herein by reference to such proxy statement).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 14, 2011, by and among Footstar, Inc. and Footstar Acquisition, Inc. (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed on May 5, 2011).

(d)(2)	Plan of Complete Liquidation of Footstar, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on May 09, 2008).
(d)(3)	Amended Plan of Complete Dissolution and Liquidation of Footstar, Inc. (incorporated by reference to Annex A of the definitive proxy statement filed on April 6, 2009).
(d)(4)
Rights Agreement, dated as of March 8, 1999, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to Registration on Form 8-A filed on March 9, 1999).

(d)(5)
Amendment No. 1 to the Rights Agreement dated as of May 31, 2002, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 2 to Registration on Form 8-A/A filed on June 4, 2002).

(d)(6)
Amendment No. 2 to the Rights Agreement, dated as of February 4, 2009, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on February 4, 2009).

(f)
The information contained in the section “Proposal to Approve the Cash-Out Merger Agreement – Appraisal Rights” set forth in the preliminary proxy statement on Schedule 14A filed on May 5, 2011, and in Appendix C thereto, is incorporated herein by reference.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2011	Footstar, Inc.

	By:	/s/ Jonathan M. Couchman
		Name:	Jonathan M. Couchman
		Title:	President and Chief Executive Officer

Date: May 5, 2011	Footstar Acquisition, Inc.

	By:	/s/ Jonathan M. Couchman
		Name:	Jonathan M. Couchman
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)	Preliminary proxy statement on Schedule 14A filed on May 5, 2011, including all appendices and the proxy cards attached thereto (incorporated herein by reference to such proxy statement).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 14, 2011, by and among Footstar, Inc. and Footstar Acquisition, Inc. (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed on May 5, 2011).

(d)(2)	Plan of Complete Liquidation of Footstar, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on May 09, 2008).
(d)(3)	Amended Plan of Complete Dissolution and Liquidation of Footstar, Inc. (incorporated by reference to Annex A of the definitive proxy statement filed on April 6, 2009).
(d)(4)
Rights Agreement, dated as of March 8, 1999, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to Registration on Form 8-A filed on March 9, 1999).

(d)(5)
Amendment No. 1 to the Rights Agreement dated as of May 31, 2002, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 2 to Registration on Form 8-A/A filed on June 4, 2002).

(d)(6)
Amendment No. 2 to the Rights Agreement, dated as of February 4, 2009, between Footstar, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on February 4, 2009).

(f)
The information contained in the section “Proposal to Approve the Cash-Out Merger Agreement – Appraisal Rights” set forth in the preliminary proxy statement on Schedule 14A filed on May 5, 2011, and in Appendix C thereto, is incorporated herein by reference.

(g)	Not applicable.